Exhibit 21.1

Sempra Energy

Schedule of Significant Subsidiaries

at December 31, 2008

Subsidiary	State of Incorporation or Other Jurisdiction
Enova Corporation	California
Pacific Enterprises	California
Pacific Enterprises International	California
San Diego Gas & Electric Company	California
Sempra Commodities, Inc.	Delaware
Sempra Energy International	California
Sempra Generation	California
Sempra Global	California
Southern California Gas Company	California